UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30163 / August 7, 2012

_____

In the Matter of   :
                                                                          :
Advantage Funds, Inc.   :
BNY Mellon Funds Trust   :
Dreyfus Appreciation Fund, Inc.   :
Dreyfus BASIC U.S. Mortgage Securities Fund   :
Dreyfus Bond Funds, Inc.   :
Dreyfus Funds, Inc.   :
Dreyfus Growth and Income Fund, Inc.   :
Dreyfus Intermediate Municipal Bond Fund, Inc.   :
Dreyfus Index Funds, Inc.   :
Dreyfus International Funds, Inc.   :
Dreyfus Investment Funds   :
Dreyfus Investment Grade Funds, Inc.   :
Dreyfus LifeTime Portfolios, Inc.   :
Dreyfus Manager Funds I   :
Dreyfus Manager Funds II   :
Dreyfus Midcap Index Fund, Inc.   :
Dreyfus Municipal Bond Opportunity Fund   :
Dreyfus Municipal Funds, Inc.   :
Dreyfus New Jersey Municipal Bond Fund, Inc.   :
Dreyfus New York AMT-Free Municipal Bond Fund   :
Dreyfus New York Tax Exempt Bond Fund, Inc.   :
Dreyfus Opportunity Funds   :
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. :
Dreyfus Premier GNMA Fund, Inc.   :
Dreyfus Premier Investment Funds, Inc.   :
Dreyfus Premier Short-Intermediate Municipal Bond Fund   :
Dreyfus Premier Worldwide Growth Fund, Inc.   :
Dreyfus Research Growth Fund, Inc.   :
Dreyfus Short-Intermediate Government Fund   :
Dreyfus State Municipal Bond Funds   :
Dreyfus Stock Funds   :
Dreyfus U.S. Treasury Intermediate Term Fund   :
Dreyfus U.S. Treasury Long Term Fund   :
Strategic Funds, Inc.   :
The Dreyfus Fund Incorporated   :
The Dreyfus/Laurel Funds, Inc.   :
The Dreyfus/Laurel Funds Trust   :

The Dreyfus Third Century Fund, Inc.	:
The Dreyfus Corporation	:
MBSC Securities Corporation	:
	:
200 Park Avenue	:
New York, New York 10166	:
	:
	:
	:
(812-13906)	:
_____	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Advantage Funds, Inc., BNY Mellon Funds Trust, Dreyfus Appreciation Fund, Inc., Dreyfus BASIC U.S. Mortgage Securities Fund, Dreyfus Bond Funds, Inc., Dreyfus Funds, Inc., Dreyfus Growth and Income Fund, Inc., Dreyfus Intermediate Municipal Bond Fund, Inc., Dreyfus Index Funds, Inc., Dreyfus International Funds, Inc., Dreyfus Investment Funds, Dreyfus Investment Grade Funds, Inc., Dreyfus LifeTime Portfolios, Inc., Dreyfus Manager Funds I, Dreyfus Manager Funds II, Dreyfus Midcap Index Fund, Inc., Dreyfus Municipal Bond Opportunity Fund, Dreyfus Municipal Funds, Inc., Dreyfus New Jersey Municipal Bond Fund, Inc., Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund, Inc., Dreyfus Opportunity Funds, Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., Dreyfus Premier GNMA Fund, Inc., Dreyfus Premier Investment Funds, Inc., Dreyfus Premier Short-Intermediate Municipal Bond Fund, Dreyfus Premier Worldwide Growth Fund, Inc., Dreyfus Research Growth Fund, Inc., Dreyfus Short-Intermediate Government Fund, Dreyfus State Municipal Bond Funds, Dreyfus Stock Funds, Dreyfus U.S. Treasury Intermediate Term Fund, Dreyfus U.S. Treasury Long Term Fund, Strategic Funds, Inc., The Dreyfus Fund Incorporated, The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust, and The Dreyfus Third Century Fund, Inc., The Dreyfus Corporation and MBSC Securities Corporation filed an application on May 23, 2011, and amendments to the application on August 18, 2011 and May 11, 2012, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act granting an exemption from rule 12d1-2(a) under the Act. The order would (a) permit certain registered management investment companies and unit investment trusts to acquire shares of certain registered open-end management investment companies that are outside the same group of investment companies as the acquiring investment companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On July 12, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30137). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by The Dreyfus Corporation, et al. (File No. 812-13906) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary